

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2012

Weiheng Cai
President
CAM Group, Inc.
Jixing Building
151 Shengli Avenue North
Shijiazhuang, Hebei Province
China

> **Re:** **CAM Group, Inc. (f/k/a RT Technologies, Inc.)**
> **Amendment No. 2 to Form 8-K**
> **Filed December 3, 2012**
> **File No.001-33907**

Dear Mr. Cai:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 in our letter dated October 26, 2012 and the supporting materials filed with your amended Form 8-K, and we reissue the comment in full. For each of the sources cited, please provide us with a more complete copy of the source and specifically highlight the portion of the source that supports the factual assertions and statements made in your amended Form 8-K. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process.

2. We note your response to comment 4 in our letter dated October 26, 2012, however, we are still unclear how you concluded that you had effective disclosure controls and

procedures and internal control over financial reporting as of June 30, 2012. We note that you did not hire Ms. Luo, who is a CPA in the U.S., until November 16, 2012; in this regard, it does not appear that this would have impacted your conclusion as of June 30, 2012. Please advise or revise your Form 10-Q for the quarterly period ended June 30, 2012 accordingly. Furthermore, we note that your Form 10-Q for the quarterly period ended September 30, 2012 includes a conclusion that your disclosure controls and procedures were not effective due to lack of U.S. GAAP experience. This appears consistent with the fact that you did not hire Ms. Luo until November 2012 and further contradicts your conclusion regarding effectiveness as of June 30, 2012.

Description of China Agriculture Media Group Co., Ltd. Business, page 6

3.   We note your response to comment 7 in our letter dated October 26, 2012. Please also revise to clarify whether you currently manage or operate any stores within the "Network."

Plan of Operations, page 7

4.   We note your response to comment 8 in our letter dated October 26, 2012 and the revisions made. Please expand your disclosure to more thoroughly explain how you intend to fund the portion of your business that relates to the operating and subleasing of stores. For example, we note that you intend to raise $10 million in an offering. Please provide more information about this proposed offering, including a timeline. Please also clarify if you expect Precursor Management to assist in this funding in light of the fact that the commitment letter expires in March 2013. We may have further comment.

Directors and Executive Officers, Promoters and Control Persons, page 9

5.   We note your response to comment 11 in our letter dated October 26, 2012. For each of your directors, please state specifically the experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K for guidance.

6.   We note that your amended Form 8-K was signed by your chief executive officer, Kit Ka. This person is not identified as you chief executive officer in this section and instead, Yichuan Wang, is identified as your chief executive officer. Please revise or advise.

Exhibit 99.1 Financial Statements

7.   We note your response to comment 14 in our letter dated October 26, 2012. Your response does not address our comment. Please revise your filing to include the interim financial statements of China Agricultural Media Group, Inc. for the interim period ended March 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accounting, at (202) 551-3438 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel